Exhibit 99.1

Santiago, March 23, 2016
GG/059/2016

Mr. Carlos Pavez Tolosa
Superintendent
Superintency of Secutiries and Insurance
Present

REF.: MATERIAL EVENT NOTICE

For your information,

In accordance with the provisions set forth in articles 9 and 10 of Law 18,045 on Securities Markets and Chapter 18-10 of the compilations of norms of the Superintendence of Banks and Financial Institutions ("SBIF") I, duly authorized, notify you as a MATERIAL EVENT EFFECT that CORPBANCA's board of directors' in an extraordinary meeting held today March 23, 2016 adopted the following agreements:

•	Considering that the conditions precedent to which the merger between Corpbanca and Banco Itaú Chile was subject, have been met; this is the approvals by the extraordinary shareholders meetings held on June 26, 2015 and June 30, 2015, respectively, and in compliance with the provisions set forth by Resolution No. 409 issued by the SBIF on September 4, 2105, it has been agreed to set the date for the consummation of the merger for April 1, 2016.

•	As a consequence of the above, the aforementioned merger shall be effective as from April 1, 2016. In such date, Corpbanca will absorb Banco Itaú Chile which will be consequently dissolved and succeeded by Corpbanca in all of its rights and obligations, incorporating to the latter the former's shareholders and equity.

•	As from April 1, 2016, all of the amendments to the by-laws of the bank agreed on the shareholders' meeting that approved the merger, shall become effective. This way, as from such date and among other amendments, the legal name of the bank will be "ITAÚ CORPBANCA", being able to operate for commercial and advertising purposes under the names "BANCO ITAÚ" and "ITAÚ", indistinctly. In addition, the board of directors' size will increase from 9 to 11 members with the number of 2 alternates unchanged. As from April 1, 2016, the new text of the by-laws, as approved by the shareholders' meeting, shall be in full force and effect, replacing entirely the previous by-laws.

•	The merged bank shall be controlled by Itaú Unibanco Holding S.A.

•	The shareholders of the absorbed bank will receive 80,240.28252 shares from ITAU CORPBANCA in exchange for each share of the absorbed bank registered under their respective names in the shareholders' registry of the latter at midnight on March 31, 2016.

•	It has been agreed that the physical exchange of shares of the merged bank shall take place on the same April 1, 2016, and that the publications of the notices of such exchange shall be made in Diario Financiero and Diario El Pulso on March 29, 2016.

•	It has been agreed to appoint Mr. Milton Maluhy Filho as chief executive officer of the merged bank as from April 1, 2016.

•	It has been agreed to appoint as acting chief executive officer, Mr. Cristián Canales Palacios, for the period between March 28, 2016 and March 31, 2016, including both dates.

Sincerely,

Jorge Andrés Saieh Guzmán
Chairman